

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 27, 2007

By Facsimile and U.S. Mail

Mark Basile
Chief Executive Officer
bioMETRX, Inc.
500 North Broadway, Suite 204
Jericho, NY 11753

> **Re: bioMETRX, Inc**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed February 9, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006**
> **Filed February 9, 2007**
> **Form 8-K/A Dated May 27, 2005**
> **Filed September 1, 2005**
> **File No.'s 000-15807**

Dear Mr. Basile:

　　We have reviewed your response letter dated February 9, 2007, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Explanatory Note

1.　　We note your response to comment 2 in our letter dated January 4, 2007. You should also discuss management's reevaluation of the effectiveness of the disclosure controls and procedures and whether the financial statements and information in Forms 10-KSB filed on April 19, 2006 and November 30, 2006, should be relied upon. You should also revise your explanation to state you have modified the audit report for additional procedures performed related to the financial statement and disclosure revisions. For example we note significant revisions to the financial statements and additions to footnotes 2, 3, 5, 7 and 10.

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2005

General

2.   Please file your supplemental letter dated February 12, 2007, on EDGAR as an electronic submission. Correspondences related to your filings are required to be submitted in electronic format. See Rule 101(a) of Regulation S-T.

Item 7 - Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please revise your filing to modify the date of the audit report for additional audit procedures performed on adjustments to the revised financial statements. See AU 530 from the AICPA.

Consolidated Balance Sheet, page F-2

4.   Please label each of your consolidated financial statements, and the related notes, as restated. See paragraphs 36 and 37 of APB No. 20.

Statement of Stockholders' Equity, page F-5

5.   We note your response to prior comment 3 in our letter dated January 11, 2007. Please explain how the share information in the supplemental schedule in your letter dated February 9, 2007 reconciles to comment 4 in our original letter dated October 5, 2006. For example, we would expect the weighted average number of shares as of December 31, 2004, to equal the 3,554,606 shares issued by MarketShare Recovery, Inc. to recapitalize. We would also expect the supplemental schedule you provided to reflect the weighted average of 3,554,606 outstanding shares from the beginning of the period up to the merger date. After the date of the recapitalization we would expect to see the weighted average of common shares for the combined entity. To the extent the filing and schedule do not support our expectations, please explain why and the applicable GAAP that supports your conclusions.

Note 7 – Commitments and Contingencies, page F-22

6.   We note your response to prior comment 9. Please clarify whether Ms. Yarde
        was granted 250,000 options as disclosed in Form 10-KSB/A2 or 25,000 as
        disclosed in the supplemental schedule.

Item 8A – Controls and Procedures, page 33

7.   Please revise and disclose in reasonable detail, each of the material weaknesses in
        controls and procedures that led to the errors discussed in the explanatory note on
        the cover page. Your disclosure should specify when the material weakness first
        arose, the dates each material weakness was discovered and whether or not the
        material weakness still exists as of the end of the period covered by the report.

8.   In your amendment to Form 10-QSB for the three months ended September 30,
        2006 you disclose that certain material weaknesses existed since the quarter ended
        June 30, 2005 and that these material weaknesses lead management to restate
        these financial statements. Please disclose how management determined your
        disclosure controls and procedures were effective as of the end of the period
        covered by this report in light of these considerations. If after further
        consideration your officers conclude that disclosure controls and procedures are
        ineffective, please state so in your filing.

9.   You currently site Rule 12a-15e. Please revise and reference Rule13a-15e.
        Please also revise this reference in future filings.

10.   To the extent that management is addressing the material weaknesses in your
        internal control over financial reporting and addressing these weaknesses may
        materially affect your control environment, please exclude the disclosure there
        have been no changes during the fourth quarter ending December 31, 2005, and
        interim filings, as applicable.

Amendment to Form 10-QSB for the Three Months Ended September 30, 2006

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Recently Issued Accounting Pronouncements, page 7

11.   We note your response to prior comment 16. We do not believe you have
        provided all of the disclosures required by paragraphs A240 - A241in SFAS 123
        (R). For instance your disclosures on page 8 and 11 do not disclose the nonvested
        options, aggregate intrinsic value of exercisable options, the weighted-average
        grant date fair value and the cash flow effects of share based payment
        arrangements. In future filings please provide all of the required disclosures.

Item 3. Controls and Procedures, page 31

12.   In your response please provide a statement that your chief executive and financial officers conclude that your disclosure controls and procedures were either effective or ineffective as of each interim period ended March 31, 2006, June 30, 2006 and September 30, 2006.

13.   We note your response to prior comments 17, 18 and 19 in our letter dated January 11, 2007. In future filings please revise the present disclosure for controls and procedures to include the following:

* A conclusion from your chief executive officer and chief financial officer that disclosure control procedures are either effective or ineffective as of the end of the period covered by the report. A statement that they "were not adequate" is not compliant with Item 307 of Regulation S-B.

* The complete and entire definition of disclosure controls and procedures in Rule 13a-15(e) or 15d-15(e). We note that you included a partial definition of disclosure controls and procedures. And;

* Please clarify that you are providing managements conclusions as to their evaluations of disclosure of controls and procedures pursuant to Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.

Please also disclose in detail, each material weakness in controls and procedures that led to the errors discussed in the explanatory note on the cover page that explains the reasons for this amended filing. Your disclosure should specify when the material weakness first arose, the date on which the material weakness was discovered and whether or not the material weakness still existed as of the end of each period covered by the report. In your response please show us what your proposed disclosure will look like.

Form 8-K/A Dated May 27, 2005, Filed on September 1, 2005

14.   We note your response to prior comment 20 in our letter dated January 11, 2007. It is not clear from your response why these previously outstanding shares were issued as part of the merger agreement. Please provide a response that clearly explains why these shares were issued at the time of the merger between Marketshare Recovery, Inc. and bioMetrx Technologies, Inc. We note section 5.2(c)(ii) of the Agreement and Plan of Merger in Exhibit 10.1 to Form 8-K dated April 27, 2005 indicates the 1.5 million shares pre-existed those shares issued during the merger.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Brian McAllister, Staff Accountant at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief